UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of
1934

For the month of February, 2023            Commission File Number:001-15014

SUN LIFE FINANCIAL INC.
(the “Company”)

(Translation of registrant’s name into English)

1 York Street, 31st Floor, Toronto, Ontario M5J 0B6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Exhibit

99.1    Press Release dated February 8, 2023 – Sun Life Reports Fourth Quarter and Full Year 2022 Results
99.2    Certificates of the Chief Executive Officer and Chief Financial Officer pursuant to Canadian National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings
99.3    Earnings Coverage Ratio pursuant to Canadian National Instrument 44-102 – Shelf Distributions
99.4    Charter of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        Sun Life Financial Inc.
                        (Registrant)

Date: February 8, 2023                By    /s/ Tracie Allan
                            Tracie Allan
Assistant Vice-President & Managing Counsel

Exhibit 99.1

Exhibit 99.2

Exhibit 99.3

Exhibit 99.4